UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe’s 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Lowe’s Companies, Inc.
1000 Lowes Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN
- TABLE OF CONTENTS -

NOTE:	All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Lowe’s 401(k) Plan and Plan Participants:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the "Plan") as of December 31, 2025, and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 23, 2026

We have served as the auditor of the Plan since at least 2000; however, an earlier year could not be reliably determined.

Lowe’s 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024
Assets

Investments:
Participant-directed investments at fair value	$8,749,044,406	$8,281,380,597
Participant-directed investments at contract value	311,054,757	320,479,611
Total investments	9,060,099,163	8,601,860,208

Receivables:
Notes receivable from participants	105,921,541	97,708

Total assets	9,166,020,704	8,601,957,916

Liabilities
Excess contributions payable	4,911	9,525

Net assets available for benefits	$9,166,015,793	$8,601,948,391

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2025
Additions
Investment income:
Net appreciation in fair value of investments	$789,456,042
Dividends	64,374,677
Interest	10,545,142
Total investment income	864,375,861

Interest income on notes receivable from participants	5,313,001

Contributions:
Participant contributions	387,669,052
Employer contributions	200,065,322
Rollover contributions (Note 1)	118,183,089
Total contributions	705,917,463

Total additions	1,575,606,325

Deductions
Benefits paid to participants	1,008,961,644
Administrative expenses	2,577,279

Total deductions	1,011,538,923

Net increase in net assets	564,067,402

Net assets available for benefits
Beginning of year	8,601,948,391
End of year	$9,166,015,793

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe’s 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for more complete descriptions of the Plan’s provisions.

General – The Plan, adopted effective February 1, 1984, is a defined contribution plan covering the majority of U.S. employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor or the Company). In 2025, the Company acquired Artisan Design Group (ADG) and Foundation Building Materials and its subsidiaries (collectively, FBM). Employees of FBM are covered by separate defined contribution plans.

Effective June 2, 2025, following the acquisition of ADG by the Company, ADG adopted the Plan as a participating employer for the benefit of its employees and the employees of its direct and indirect wholly owned subsidiaries (collectively, ADG Employees), in accordance with and subject to the eligibility requirements and other terms of the Plan. Upon adoption, ADG Employees may elect to rollover their account balances and loans from the ADG 401(k) Plan into the Plan. An aggregate of $76,248,406 was rolled into the Plan by ADG Employees during the year ended December 31, 2025, and is included in rollover contributions on the statement of changes in net assets available for benefits.

Employees of the Plan Sponsor and ADG are eligible to participate in the Plan on the first day of the month following 30 days after the employee’s original hire date. The Administrative Committee of Lowe’s Companies, Inc. (the Administrative Committee), as appointed by the Compensation Committee of the Board of Directors, controls the management and administration of the Plan. The Plan’s trustee is Principal Trust Company, and the recordkeeper functions are performed by Principal Financial Group, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

Contributions – Participants may elect to contribute 1% to 75% of their compensation eligible for deferral (deferral compensation) to the Plan each year, subject to the limitations as defined in the Plan document, in pre-tax and/or Roth contributions. Eligible employees must make an active election to participate in the Plan. Participants age 50 and older, or who reach age 50 during the Plan year, are eligible to make catch-up contributions not exceeding the limit set by the Internal Revenue Code (IRC) in addition to the deferral contribution. Effective January 1, 2025, participants who turn ages 60 to 63 within the year will be eligible to make enhanced catch-up contributions, up to $11,250 consistent with SECURE 2.0 and applicable IRS limits.

The Company makes a matching contribution (the Company Match) each payroll period to each participant’s account equal to: 100% of the first 3% of deferral compensation each participant elects to have contributed to the Plan, plus 50% of the next 2% of deferral compensation contributed to the Plan, plus 25% of the next 1% of deferral compensation contributed to the Plan. Catch-up contributions are eligible for Company Match in accordance with this formula.

Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. All contributions are subject to certain IRC limitations.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company Match, any applicable rollover amounts, and participant earnings. Separate accounts exist for Roth contributions and rollover amounts. Participant accounts are also charged with withdrawals and administrative expenses that are paid by the Plan. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting – Each participant shall at all times have a 100% vested interest in the balance of their account.

Investments – Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily, subject to trading window restrictions. As of December 31, 2025 and 2024, the investment options to which participants could direct their contributions within the Plan included: Lowe’s Companies, Inc. common stock, a mutual fund, a stable value account (which is a separately managed account) and collective trusts (which include objective-based funds and target retirement date funds). The Plan owns 100% of the underlying assets of the capital preservation fund (a stable value separately managed account) which invests in synthetic guaranteed investment contracts (GICs) which invest in collective trusts. See Note 4 for further information on the underlying assets in the capital preservation fund. Excess cash is held in a non-interest bearing cash account, if any.

Investment in Lowe’s Companies, Inc. common stock is limited to a maximum of 25% of contributions (without regard to deferral contributions and the Company Match). The Plan is intended to be a plan described in Section 404(c) of ERISA and its corresponding regulations.

The Plan includes an employee stock ownership plan feature within the meaning of IRC Section 4975(e)(7). This feature allows Plan participants to elect to either have their Lowe’s Companies, Inc. common stock dividends reinvested into their account or paid in cash. If no election is made, dividends are automatically reinvested.

Payment of Benefits – Subsequent to the termination of service, a participant with a vested account value of $1,000 or less that has not elected to perform a direct rollover to an eligible retirement plan will automatically receive a lump-sum distribution equal to the participant’s vested account balance. If the vested account value is greater than $1,000 and less than $7,000, then a participant may elect to receive a lump-sum distribution equal to the participant’s vested account balance. If the participant does not make such an election, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if the participant has not designated an individual retirement account, to an individual retirement account designated by the Administrative Committee. If the vested account value is greater than $7,000, then the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 72.

The Plan allows for in-service withdrawals to participants under age 59½ only in cases of disability or financial hardship. Hardship withdrawals must total at least $1,000 and be approved by the Plan’s recordkeeper or the Administrative Committee. Participants who have attained age 59½ may request a full or partial distribution once per Plan year, and participants who have incurred a disability are entitled to a one-time in-service withdrawal of their accumulated balances.

The Lowe’s Companies Employee Stock Ownership Plan (the former ESOP), which was an employee stock ownership plan within the meaning of IRC Section 4975(e)(7), was merged into the Plan effective as of September 13, 2002. The Plan allows for a one-time in-service withdrawal to participants in the former ESOP who have attained 20 or more years of service with the Company from their initial service date. Eligible participants may make a one-time withdrawal of up to 50% of their former ESOP account balance.

Participant Loans – Effective January 1, 2025, participants are allowed to enter into new loans through the Plan. Participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of 50% of their nonforfeitable account balance or $50,000. The loans are secured by the participant’s vested interest in the Plan, and bear interest at a rate commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions or as a lump sum for the outstanding loan balance. Loan terms range from one to five years; however, terms may exceed five years for the purchase of a primary residence. As of December 31, 2025, participant loans have maturities through December 31, 2035 at interest rates ranging from 4.0% to 10.5%.

Forfeited Accounts – If a Participant has terminated service and the Administrative Committee is unable after a reasonable period of time, as determined by the Administrative Committee, to locate the Participant or Beneficiary to whom an account is distributable after making reasonable efforts to do so, then the Administrative Committee may declare the account to be a forfeiture. Such forfeitures are used to reduce the Company Match. The participant’s forfeited account shall be restored as if there had been no forfeiture if the Administrative Committee is able to locate the participant at any time. Such restoration shall be made out of forfeitures occurring in the Plan year the participant is located. To the extent such forfeitures are not sufficient, the Company will make a special contribution in order to restore the participant’s account. During 2025, $1,134,724 from forfeited accounts was used to reduce the Company Match. As of December 31, 2025 and 2024, forfeited accounts not yet used to reduce the Company Match were $714,472 and $432,712, respectively.

Plan Year – The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results may differ from these estimates.

Risks and Uncertainties – The Plan provides various investment options to its participants. These options include the common stock of Lowe’s Companies, Inc., which represents an investment concentration. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition – With the exception of the portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts, the Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable From Participants – Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are recorded as distributions.

Notes receivable from participants of $105,921,541 and $97,708 were outstanding as of December 31, 2025 and 2024, respectively. Notes receivable from participants of $1,077,250 were rolled into the Plan during the year ended December 31, 2025, and are included in notes receivable from participants within the statement of net assets available for benefits.

Payments of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan but had not yet been paid as of December 31, 2025 and 2024.

Administrative Expenses – Expenses incurred administering the Plan are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements.

Management Fees and Operating Expenses – All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits. Excess contributions payable were $4,911 and $9,525 as of December 31, 2025 and 2024, respectively.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

•Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities

•Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

•Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The following table presents the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	Fair Value as of December 31, 2025
				Investments measured at NAV [1]	Total Fair Value
	Level 1	Level 2	Level 3
Common stock	$3,095,315,796	$—	$—	$—	$3,095,315,796
Mutual funds	19,795,309	—	—	—	19,795,309
Collective trusts	—	—	—	5,633,933,301	5,633,933,301
Participant-directed investments at fair value	$3,115,111,105	$—	$—	$5,633,933,301	$8,749,044,406

	Fair Value as of December 31, 2024
				Investments measured at NAV [1]	Total Fair Value
	Level 1	Level 2	Level 3
Common stock	$3,473,952,642	$—	$—	$—	$3,473,952,642
Mutual funds	14,141,620	—	—	—	14,141,620
Collective trusts	—	—	—	4,793,286,335	4,793,286,335
Participant-directed investments at fair value	$3,488,094,262	$—	$—	$4,793,286,335	$8,281,380,597
1 Certain investments that are measured at fair value using the net asset value (NAV) per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There were no transfers into or out of Level 3 or purchases or issues of Level 3 assets and liabilities for the Plan during any period presented.

When available, quoted prices in active markets are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. When quoted prices are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

1.Common stock – Valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded.

2.Mutual funds – Valued based upon the closing price reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

3.Collective trusts – Valued using the NAV based on the fair value of the underlying investments held by the fund less its liabilities. The Plan's investments in collective trust funds are primarily equity and fixed income securities and NAV is determined daily and available to participants. Participant transactions (purchases and sales) may occur daily. There are no restrictions on redemptions.

Note 4 - Fully Benefit-Responsive Investment Contracts

The Plan holds a portfolio of investment contracts that is comprised of a portfolio of GICs. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

The following represents the contract value of investment contracts held by the Plan:

	December 31, 2025	December 31, 2024
Synthetic guaranteed investment contracts	$311,054,757	$320,479,611

The underlying assets of the Plan’s GICs are collective trusts and are designed to accrue interest based on crediting rates established by the contract issuers. GICs include a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically provides a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments), as well as asset under performance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include, but are not limited to, the following:

•A substantive modification of the fund or its administration;
•The complete or partial termination of the Plan, including a merger with another plan;
•The transfer of assets from the fund directly into a competing investment option;
•The redemption of all or a portion of the interest in the fund due to the removal of a specifically identifiable group of employees from coverage under the Plan;
•The closing or sale of a subsidiary;
•The bankruptcy or insolvency of a Plan Sponsor;
•The merger of the Plan with another plan; and
•The Plan Sponsor’s establishment of another tax qualified defined contribution plan.

As of December 31, 2025 and 2024, no events have occurred or are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet their financial obligations, which may be affected by future economic and regulatory developments.

In addition, certain events allow the issuer to terminate the contracts and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include, but are not limited to, the following:

•An uncured violation of the Plan’s investment guidelines;
•A breach of material obligation under the contract;
•A material misrepresentation; and
•A material amendment to the agreements without the consent of the issuer.

Note 5 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 6 - Related Party and Exempt Party-In-Interest Transactions

Investments of the Plan include shares of common stock of Lowe’s Companies, Inc., the Plan Sponsor. Transactions in this investment qualify as exempt party-in-interest transactions.

As of December 31, 2025 and 2024, the Plan held 12,835,113 shares and 14,075,983 shares of common stock of Lowe’s Companies, Inc., valued at $241.16 and $246.80 per share, respectively. During the year ended December 31, 2025, purchases and sales of Lowe’s common stock by the Plan totaled $165,717,703 and $377,003,221, respectively. For the year ended December 31, 2025, the Plan recorded dividend income of $63,403,847 from these shares.

The Plan issues loans to participants which are secured by the vested balances in the participant’s accounts.

Note 7 - Tax Status

The IRS has determined and informed the Company by a letter dated August 7, 2014 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. In December 2016, the IRS began publishing a Required

Amendments List for individually designed plans to be amended for each item on the list, as applicable, to retain its tax-exempt status. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2022.

Note 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Net assets available for benefits per the financial statements	$9,166,015,793	$8,601,948,391
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(7,299,584)	(17,011,578)
Excess contributions payable	4,911	9,525
Total net assets per the Plan’s Form 5500	$9,158,721,120	$8,584,946,338

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to the Plan’s Form 5500 for the year ended December 31, 2025:

December 31, 2025
Net increase in net assets available for benefits per the financial statements	$564,067,402
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,711,994
Net change in excess contributions payable	(4,614)
Net income per the Plan’s Form 5500	$573,774,782

The fair value adjustment represented the differences between contract values of fully benefit-responsive contracts within the Capital Preservation Fund as included in the statements of changes in net assets available for benefits for the year ended December 31, 2025, and the respective fair values of these contracts as reported in the Plan’s Form 5500. As of December 31, 2025 and 2024, all fully benefit-responsive investment contracts were reported at fair value per the Plan’s Form 5500.

Lowe’s 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)
As of December 31, 2025

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
EMPLOYER-RELATED INVESTMENTS:
*Lowe’s Companies, Inc.	Common Stock	**	$3,095,315,796

Total employer-related investments			3,095,315,796

COLLECTIVE TRUSTS:
State Street S&P 500 Index Securities Lending Series Fund Class II	Collective Trust	**	238,547,592
State Street Russell Small/Mid Cap Index Fund Class II	Collective Trust	**	47,630,890
State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	Collective Trust	**	27,135,184
State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Collective Trust	**	13,207,545
Vanguard Target Retirement Income Trust A	Collective Trust	**	108,712,434
Vanguard Target Retirement 2070 Trust A	Collective Trust	**	49,986,302
Vanguard Target Retirement 2065 Trust A	Collective Trust	**	145,939,712
Vanguard Target Retirement 2060 Trust A	Collective Trust	**	244,004,180
Vanguard Target Retirement 2055 Trust A	Collective Trust	**	392,829,881
Vanguard Target Retirement 2050 Trust A	Collective Trust	**	756,257,325
Vanguard Target Retirement 2045 Trust A	Collective Trust	**	752,024,434
Vanguard Target Retirement 2040 Trust A	Collective Trust	**	702,168,436
Vanguard Target Retirement 2035 Trust A	Collective Trust	**	781,006,854
Vanguard Target Retirement 2030 Trust A	Collective Trust	**	696,087,479
Vanguard Target Retirement 2025 Trust A	Collective Trust	**	456,805,009
Vanguard Target Retirement 2020 Trust A	Collective Trust	**	185,702,133
WTC-CIF II International Opportunities Series II	Collective Trust	**	18,166,933

Total collective trusts			5,616,212,323

MUTUAL FUNDS:
Dodge & Cox Income X Fund	Mutual Fund	**	19,795,309

Total mutual funds			19,795,309

SEPARATELY MANAGED ACCOUNTS:
Capital Preservation Fund:
***Galliard Intermediate Core Fund L	Collective Trust	**	94,239,800
***Galliard SA Intermediate Core Fund C	Collective Trust	**	33,943,077
***Galliard SA Intermediate Core Fund J	Collective Trust	**	34,896,474
***Galliard SA Intermediate Core Fund E	Collective Trust	**	29,966,768
***Galliard Short Core Fund F	Collective Trust	**	110,709,054
SEI Trust Company Short-Term Investment Fund II	Collective Trust	**	17,720,978

Total Capital Preservation Fund			321,476,151

Total separately managed accounts			321,476,151

Total investments			$9,052,799,579

*Notes Receivable from Participants	4.0% - 10.5% interest rate range and maturity dates through December 31, 2035		$105,921,541

*    Permitted party-in-interest
**    Cost information is not required for participant-directed investments and, therefore, is not included.
*** Underlying assets of the Plan’s synthetic guaranteed investment contracts

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE’S 401(k) PLAN

June 23, 2026	By: /s/ David R. Green
Date	David R. Green Chair, Administrative Committee of Lowe’s Companies, Inc.